Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

SKYBRIDGE MULTI-ADVISER HEDGE FUND

PORTFOLIOS LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation (a)	Fee rate	Amount of Filing Fee (b)

Fees to Be Paid	$66,423,421.44	0.00014760	$9,804.10

Fees Previously Paid	—	—	—

Total Transaction Valuation	$66,423,421.44

Total Fees Due for Filing			$9,804.10

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$9,804.10

(a)	Calculated as the estimated aggregate maximum purchase price for Shares.

(b)	Calculated at $147.60 per $1,000,000 of the Transaction Valuation.